TAHOE RESOURCES AND RIO ALTO MINING ANNOUNCE COMPLETION OF MERGER

VANCOUVER, British Columbia – April 1, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) and Rio Alto Mining Limited (TSX & BVL: RIO, NYSE: RIOM) are pleased to announce that they have completed the Plan of Arrangement (Arrangement) initially announced on February 9, 2015. Rio Alto operates the La Arena mine in Peru and is developing the Shahuindo project, also in Peru. (Amounts listed are in Canadian Dollars.)

Pursuant to the Arrangement and effective upon closing of the Arrangement, Rio Alto has become a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a common share of Tahoe (each whole common share a “Tahoe Share”) and the payment of $0.001 for each Rio Alto Share. In connection with the closing of the Arrangement, Tahoe has issued an aggregate of 75,991,381 Tahoe Shares to the former shareholders of Rio Alto. On closing of the Arrangement, Tahoe has 223,726,156 common shares issued and outstanding, with former Rio Alto shareholders holding approximately 34 percent on an undiluted basis.

“This merger creates a new leader in the precious metals space as demonstrated by our combined track record of execution and delivery,” said Alex Black, CEO. “With two operating mines, two quality development projects, large exploration areas and an unleveraged balance sheet, Tahoe is positioned for future growth. Our mission remains the same: to responsibly deliver long-term shareholder value,” he added.

All of the outstanding options of Rio Alto have been deemed to have been exchanged under the Arrangement, and the holders of the Rio Alto options have received options to purchase Tahoe Shares. In accordance with the terms of the outstanding warrants to purchase Rio Alto Shares, each holder is now entitled to receive upon the exercise, 0.227 Tahoe Shares and $0.001 in cash in lieu of one Rio Alto Share.

Tahoe has authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options held by the former option holders of Rio Alto and an additional 2,011,244 Tahoe Shares issuable upon the exercise of Rio Alto warrants. Tahoe announced that it had received shareholder approval in the form of written shareholder consent for the issuance of Tahoe Shares in connection with the Arrangement on February 25, 2015, and on March 30, 2015, Rio Alto shareholders overwhelmingly voted in favour of the Arrangement, with 99.81 percent of the shareholders present in person or represented by proxy voting for the Arrangement.

The Rio Alto Shares are expected to be de-listed from the Toronto Stock Exchange, the New York Stock Exchange, the Lima Stock Exchange and the Frankfurt Stock Exchange as soon as practicable.

In order to receive Tahoe Shares and cash consideration in exchange for their Rio Alto Shares, Rio Alto’s registered shareholders must complete, sign, date and return the Letter of Transmittal that was mailed to each registered shareholder. The Letter of Transmittal is also available under Rio Alto’s issuer profile on SEDAR at www.sedar.com.

Shareholders whose Rio Alto Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other intermediary or nominee should contact that intermediary or nominee for assistance in depositing their Rio Alto Shares and should follow the instructions of such intermediary or nominee in order to deposit their Rio Alto Shares.

Management Team
As previously reported, the management team will draw from the expertise of both companies. Kevin McArthur moves to the Executive Board Chair role and Alex Black becomes the Chief Executive Officer. Ron Clayton serves as President and Chief Operating Officer and Mark Sadler remains Vice President and Chief Financial Officer. As previously disclosed, Lorne B. Anderson and John P. Bell have resigned as directors and Alex Black, Drago Kisic Wagner and Dr. Klaus Zeitler have been appointed to the Tahoe board.

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO. Tahoe is seeking a listing of its shares on the Lima Stock Exchange.

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Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the anticipated benefits of the completion of the Arrangement to Tahoe and its shareholders and the former Rio Alto shareholders, the potential listing of the Tahoe Shares on the Lima Stock Exchange, future cash flow generation and financial returns. In respect of the forward-looking statements, Tahoe and Rio Alto have provided them in reliance on certain assumptions that they believe are reasonable at this time. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe’s and Rio Alto’s control. These include, but are not limited to, business integration risks; operational risks in development, exploration and production for precious metals including, but not limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; precious metal prices and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to, mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of the new Tahoe are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 11, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 13, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this news release in order to provide shareholders with a more complete perspective on the completion of the Arrangement and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information.

The forward-looking statements and information contained in this news release are made as of the date hereof and neither Tahoe nor Rio Alto undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807